EXHIBIT 99.2
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NEWS RELEASE                                                   [GRAPHIC OMITTED]
                                                       [LOGO - ARC ENERGY TRUST]

DECEMBER 6, 2005


ARC ENERGY TRUST ANNOUNCES MAJOR LONG-LIFE OIL ACQUISITION AND BOUGHT
DEAL FINANCING
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CALGARY, DECEMBER 6, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust ( the "Trust"
or "ARC") announced today that it has entered into agreements to purchase shares in wholly owned subsidiary companies of Imperial Oil Resources and ExxonMobil Canada Energy that own a 45.57 per cent working interest in the North Pembina Cardium Unit # 1 ("NPCU") and of Imperial Oil Resources, that own a principal interest in the Redwater oil field in central Alberta. This $462 million acquisition is expected to close in mid December.

ARC is financing this acquisition with a combination of debt and equity. ARC has entered into an agreement to sell 9.0 million trust units at $26.65 per trust unit to raise gross proceeds of approximately $240 million on a bought deal basis. The issue will be made through a syndicate of underwriters led by RBC Capital Markets and includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, HSBC Securities (Canada) and Raymond James Ltd. The net proceeds will be used to partially fund the acquisition. This offering is subject to normal regulatory approval and is expected to close on or about December 23, 2005. The remainder of the purchase price will be funded through ARC's line of credit which will be increased to $950 million on the closing of this acquisition.

John Dielwart, ARC's President and CEO, said, "These "legacy" assets are two of the largest and highest quality light oil fields ever discovered in western Canada. To date on a gross basis, over one billion barrels of oil have been recovered from these fields, but ARC estimates that there are still significant reserves remaining in the ground. This acquisition clearly meets our objectives of adding long-term, stable producing assets to our existing high quality asset base. With an estimated 40.0 million barrels of proved plus probable working interest, these assets have a 20 year reserve life index and will increase our total reserves by over 16 per cent. Although these fields currently have high operating costs and Redwater has a material abandonment liability, the big prize is the remaining oil in the reservoir that has not been included in our reserve assessment. Our task will be to translate that potential into value for our unitholders."

ACQUISITION HIGHLIGHTS:

     o The companies being acquired hold large working interests and operatorship in two central Alberta oil fields with approximately 5,460 boe/day of high quality light crude oil and natural gas sales - 95 per cent liquids, for a purchase price of approximately $84,600 boe/d(1). This value is commensurate with the very long reserve life index of the assets.

     o   ARC's independent reserve engineers estimate as at August 31, 2005 that
         34.6 million boe of proved reserves and 40.0 million boe of proved plus probable (P+P) reserves are being acquired through this transaction. This would increase ARC's P+P reserves as of January 1, 2005 by approximately 16 per cent.

     o No Enhanced Oil Recovery (EOR) reserves are included in the current reserve estimates; significant incremental EOR reserve potential exists in the assets.

     o Acquisition price of $13.35 per proved boe and $11.55 per proved plus probable boe. Including future development capital, the acquisition price is $15.38 per proved boe and $13.30 per proved plus probable boe.

     o   The proved reserve life index is approximately 17 years.

     o   The P+P reserve life index is approximately 20 years.

-------------------
(1) Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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     o   Despite high operating costs of approximately $25.00 per boe, a low royalty rate and high revenue associated with the light oil production resulted in a strong netback of approximately $41.00 per boe in the three months ended September 2005.

     o The recycle ratios (excluding future development capital) for the acquisition based upon the third quarter 2005 netbacks are 3.0 and 3.5 for the proved and proved plus probable reserve cases, respectively.

     o Prior to the acquisition, ARC had one of the strongest balance sheets in the sector. With the incremental debt taken on with the acquisition, and upon the completion of the trust units financing, ARC's debt to cash flow ratio will increase to approximately 1.0 based upon trailing 12 months cash flow including cash flow from the acquired companies.

The transactions will result in ARC acquiring the shares of subsidiary companies of Imperial Oil Resources and ExxonMobil Canada Energy whose only assets are used in active business carried on in respect of these properties. As a result, ARC will receive lower tax pool coverage than would have been received had this been an asset purchase. The transactions require compliance with the provisions of various underlying operating agreements which include rights of first refusal for the sale of assets and the Vendors and ARC intend to comply with and rely on any exemptions from the application of rights of first refusal, which are included in the terms of such agreements.

RESERVES SUMMARY
Independent engineering reserve estimates prepared using reserve definitions consistent with NI 51-101 by GLJ Petroleum Consultants Ltd. effective August 31, 2005 indicate a total of 40.0 million boe of proved plus probable working interest reserves are being acquired, 87 per cent of which are proved. Following is a summary of the reserves being acquired (based on forecast prices and costs and on a gross working interest basis):

                                            CRUDE OIL & NGL   NATURAL GAS       TOTAL
                                            (MMbbls)          (Bcf)             (MMobe)
Total Proved                                32.7                11.6              34.6
Probable                                     5.1                 1.6               5.4

Total Proved Plus Probable                  37.8                13.2              40.0


PROPERTY DETAILS:

PEMBINA

The Pembina Cardium Field, located approximately 120 kilometers southwest of Edmonton, is the largest conventional oil field ever discovered in Canada. The field extends over an area of 800 square miles and contains an estimated 7.4 billion barrels of original oil in place. The reservoir contains sweet, 39(degree) API gravity crude oil with no associated gas cap or underlying aquifer.

The Pembina Cardium Field was discovered in 1953 by Mobil with the drilling of the Mobil Oil - Seaboard Pembina 4-16-48-8 W5M in the MIPA blocks. Over fifty years later, the initial discovery well, now operated by ARC, has produced over 800,000 barrels of oil and is still producing today.

When ARC was formed in 1996, properties in the Pembina field were some of the core properties that started the trust. Nine years later, the Berrymoor Cardium Unit, the MIPA blocks, and the Lindale Cardium Unit are still key properties for ARC. Earlier this year, ARC purchased additional interests in the Berrymoor Unit and the Buck Creek property and ARC now operates all of its key assets in the Pembina field. The acquisition of the NPCU interest enhances our interest in this key oil producing area.


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                               [GRAPHIC OMITTED]
                                   [GRID MAP]
                      North Pembina Cardium Unit #1 45.57%
                          Berrymoor Cardium Unit 73.25%
                           Lindale Cardium Unit 54.5%
                                  Carnwood 100%
                                 Buck Creek 100%
                                MIPA Blocks 100%


The long-life, stable nature of production from the Pembina Cardium reservoir is ideal for a royalty trust. Including NPCU, oil production from ARC's Pembina properties was approximately 4,800 barrels per day in September 2005, with over 37 million barrels of working interest reserves and a 21 year RLI. Importantly, the oil remaining in the ground, more than 860 million barrels of remaining original oil in place (525 million barrels net to ARC's interest) estimated by ARC, provides a valuable resource for future development if a way can be found to economically extract the oil. There is a pilot CO2 miscible flood underway on a Cardium oil field in the Pembina area operated by another company, which if successful, could prove its applicability in this area.

NPCU's current sales consist of approximately 1,300 bbl/d of 38(degree) API oil, 85 bbl/d of NGL's and 730 Mcf/d of gas. In the nine months ended September 2005, operating costs averaged $16.69 per boe and the average netback was $43.28 per boe.

The acquisition also includes some non-unit lands, gross overriding royalties on several wells and ownership of associated facilities.

REDWATER

The Redwater Leduc oil pool is a legacy asset which was discovered in 1948. By 1955, the pool had been drilled up on 40 acre spacing and at its peak produced in excess of 150,000 boe/d. At approximately 1.3 billion barrels of original oil in place, this pool, located 40 km northeast of Edmonton, is one of the largest oil pools ever discovered in western Canada. The purchased interest is an approximate 100 per cent working interest in the assets acquired, with these assets representing approximately 70 per cent of the land in the greater Redwater field. To date, the Redwater Leduc pool has produced 833 million barrels (over 595 million net to ARC's acquired interest) and is estimated by ARC that approximately 66 per cent of the original oil in place (860 million barrels, 619 million net to ARC's interest) can be recovered through primary recovery methods. With a very active natural water drive, no secondary recovery scheme has been required to achieve this exceptional level of recovery. The existing production configuration, with respect to the acquired interest, still produces at 580,000 barrels of fluid per day, net to ARC's interest, with an oil cut of 0.6 per cent.

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                               [GRAPHIC OMITTED]
                              [REDWATER LAND MAP]

The purchased interest's current sales are approximately 3,530 bbl/d of 35(degree) API oil, 155 bbl/d of NGL's and 1.5 mmcf/d of gas. In the nine months ended September 2005, operating costs averaged $21.40 per boe and the average netback was $37.15 per boe.

The acquisition includes ownership of the Redwater Gas Conservation Plant and a
49.94 per cent ownership in the Redwater Water Disposal Company.

ACQUISITION RATIONALE:

This acquisition continues ARC's strategy of acquiring long-life assets with significant quantities of hydrocarbons remaining in the ground beyond what has been booked as recoverable reserves. These types of assets provide an opportunity for material reserve additions in the future as technology and the economics of EOR projects improve.

With these acquisitions, ARC believes that its assets contain over three quarters of a billion barrels of light and medium oil remaining in the ground that is not expected to be recovered under existing recovery plans. With its large holdings in the Pembina area and in southeastern Saskatchewan, ARC is well positioned to benefit from applying advanced recovery techniques, such as CO2 miscible floods to recover additional oil from our

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resource base. The two
largest CO2 floods in Canada are at the Weyburn and Midale oil fields in Saskatchewan; ARC has an ownership interest in both these fields and will be actively looking to apply its learnings from these fields to other assets where this recovery technology may prove beneficial.

ARC is currently developing a dedicated CO2 enhanced recovery team to unlock the value in this massive resource. While no CO2 infrastructure currently exists in Alberta, ARC will be working with other interested parties to source economic quantities of CO2 from large emitters and to develop the necessary infrastructure to deliver CO2 to its largest oil fields in Alberta.

ENVIRONMENTAL RECLAMATION FUND
At inception, ARC put in place an Environmental Reclamation Fund to cover ARC's share of ongoing environmental obligations and for the ultimate reclamation of its oil and gas properties upon abandonment. ARC makes annual contributions to the fund net of current year abandonment and reclamation costs that are expected to fully fund ARC's abandonment obligations over time. At the end of September 2005, the balance in the reclamation fund stood at $23.3 million.

Due to the number and age of the wells and facilities, there is a significant abandonment liability associated with the Redwater acquisition. ARC will be setting up a separate Environmental Reclamation Trust Fund specifically for the Redwater assets. ARC has committed to either incur actual expenditures or contribute $109 million to a reclamation trust over the next fifty years. This financial commitment is consistent with ARC's current practice of funding abandonment liabilities over the life of the asset. In 2006, ARC will be contributing $6 million to this fund, thereby increasing ARC's total annual contributions to its reclamation funds to $12 million.

CONFERENCE CALL
ARC will be hosting a conference call to review this acquisition at 9:00 a.m Eastern Time on December 7th, 2005. To participate, please call 1-800-814-4859 or (416) 644-3432. A recording of the call will be available until December 21st, 2005 by calling 1-877-289-8525 or (416) 640-1917 and entering the confirmation number 21167213 followed by the number sign. To listen in on-line (without participation) please visit the following URL, http://www.newswire.ca/en/webcast/viewevent.cgi?eventid=1325500.

Additional information on ARC's assets is available on our website at www.arcenergytrust.com
ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.0 billion. The Trust currently produces approximately 57,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

                               John P. Dielwart,
                     President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
  Telephone: (403) 503-8600    Fax: (403) 509-6417    Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9
                             www.arcenergytrust.com